SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOMINION RESOURCES, INC.

(Name of Subject Company (Issuer))

DOMINION RESOURCES, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Without Par Value

(Title of Class of Securities)

25746U 10 9

(CUSIP Number of Class of Securities)

Patricia A. Wilkerson, Vice President and Corporate Secretary

James P. Carney, Assistant Treasurer

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James F. Stutts	Jane Whitt Sellers
Mark O. Webb	McGuireWoods LLP
Dominion Resources, Inc.	One James Center
120 Tredegar Street	Richmond, Virginia 23219-4030
Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,060,000,000	$155,342

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 55,000,000 shares of common stock at the maximum tender offer price of $92.00 per share.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction. Fees previously paid.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2007, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on July 13, 2007 (collectively, the “Schedule TO”) relating to the offer by Dominion Resources, Inc., a Virginia corporation (the “Company”), to purchase up to 55,000,000 shares of its common stock, without par value, at a price not greater than $92.00 nor less than $82.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The information contained in the Offer to Purchase and the related Letter of Transmittal, which were previously filed with the Schedule TO, is incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1–11.

Items 1 through 11 of the Schedule TO incorporate by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as exhibit (a)(1)(A).

The Offer to Purchase is hereby amended and supplemented as follows:

(1) In the Summary Term Sheet section of the Offer to Purchase, the answer to sixth question will be replaced with the following:

On June 27, 2007, the last full trading day before we announced our intention to make the Offer, the reported closing price of our common stock on the NYSE was $83.55 per share. On July 6, 2007, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $86.19 per share. Please note that during the second quarter of this year, our common stock traded higher than the price range for the Offer. We cannot provide you with any assurances concerning the future price of our common stock, but there is a risk that security holders who tender into the Offer may receive a lower price than they would have received in an open market sale. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

(2) In Section 4 of the Offer to Purchase, the following paragraph will be inserted following the second bullet point explaining the requirements for an effective notice of withdrawal:

A stockholder who has tendered shares at more than one price or with separate letters of transmittal must complete a separate notice of withdrawal for the shares tendered at each price or with each letter of transmittal.

(3) In Section 7 of the Offer to Purchase, the second bullet point will be replaced with the following:

•

There has occurred any change, not within our direct or indirect control, on or after July 8, 2007 that we deem material in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to adversely affect the business, condition (financial or otherwise), assets, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, or value of the shares or otherwise materially impairs the benefits of the Offer to us or the contemplated future conduct of our business, or adversely affects trading in the shares;

(4) In Section 7 of the Offer to Purchase, the fourth bullet point will be replaced with the following:

•

There has occurred, on or after July 8, 2007 a commencement or escalation of a war, armed hostilities or other international or national calamity, not within our direct or indirect control, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business;

(5) In Section 7 of the Offer to Purchase, the fifth bullet point will be replace with the following:

•

There has been a limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event, not within our direct or indirect control, that, in Dominion’s reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

(6) In Section 7 of the Offer to Purchase, the last sentence will be replaced with the following:

Any determination by Dominion concerning the events described above will be final and binding on all parties, subject to the rights of security holders to challenge Dominion’s determinations in a court of competent jurisdiction.

(7) In Section 8 of the Offer to Purchase, the paragraph following the table will be replaced with the following:

On July 6, 2007, the last trading day prior to printing this Offer to Purchase, the last reported closing price of our common stock on the NYSE was $86.19 per share. We announced our intention to make the Offer before the open of trading on the NYSE during the morning of June 28, 2007. On June 27, 2007, the closing sales price of the shares on the NYSE was $83.55 per share. Please note that during the second quarter of this year, our common stock traded higher than the price range for the Offer. We cannot provide you with any assurances concerning the future price of our common stock, but there is a risk that security holders who tender into the Offer may receive a lower price than they would have received in an open market sale. We urge stockholders to obtain a current market price for the shares before deciding whether, and at what price or prices, to tender their shares. Dividends on Dominion common stock are paid as declared by our Board of Directors. Dividends are typically paid on the 20th day of March, June, September and December.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007	DOMINION RESOURCES, INC.

	By:	/s/ Mark O. Webb
Name: Mark O. Webb
Title: Deputy General Counsel
(Authorized Signatory)